Important
    FUND INFORMATION

SHAREHOLDER MEETING RESULTS
2004 Annual Shareholder Meeting

The Fund held its annual meeting of shareholders on May 7, 2004.
At the annual meeting, the Fund's shareholders elected two Class 2 Directors. Mr. Burridge was elected exclusively by the holders of the Fund's variable term preferred stock in accordance with the Fund's Articles of Incorporation. Mr. Coyne was elected by the shareholders of the Fund's common stock and variable term preferred stock, voting together as a single class. The result of the voting at the annual meeting was as follows:

               Shares Voted   Withheld        Shares           Withheld
               For            Authority       Voted For        Authority
               (common stock  (common stock   (variable term   (variable term
               and variable   and variable    preferred        preferred
               preferred      term preferred  stock only)      stock only)
               stock)         stock)

Nominee
Richard M.
Burridge, Sr.   N/A            N/A             29,000          3,000
Patrick P.
Coyne           6,058,639      115,559         N/A             N/A


At the annual meeting, the Fund's shareholders also approved an amendment to the Fund's Articles of Incorporation to reduce the number of accountant's certificates the Fund must provide in connection with its variable term preferred stock. The result of the voting on this item was as follows:

                                 Variable    Variable    Variable
                                 Term        Term        Term
Common     Common     Common     Preferred   Preferred   Preferred
Shares     Shares     Shares     Shared      Shares      Shares
Voted      Voted      Voted      Voted       Voted       Voted
For        Against    Abstained  For         Against     Abstained
5,939,330  94,429     107,438    28,600      3,000       400